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                          August 3, 2023

       Pankaj Mohan, Ph.D.
       Chief Executive Officer and Chairman
       Sonnet BioTherapeutics Holdings, Inc.
       100 Overlook Center, Suite 102
       Princeton, New Jersey 08540

                                                        Re: Sonnet
BioTherapeutics Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 28, 2023
                                                            File No. 333-273516

       Dear Pankaj Mohan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Alexander E. Dinur,
Esq.